FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Director,
Managing Executive Officer and General Manager of
Corporate Financial and Accounting Group

Date: June 1, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of 61st Ordinary General Meeting of Shareholders

2.	Report for Year Ended March 31, 2015

3.	Internet Disclosure Items for Notice of 61st Ordinary General Meeting of Shareholders

• Notes to Consolidated Financial Statements

• Notes to Financial Statements

Notice of the 61st Ordinary General Meeting of Shareholders

June 24, 2015

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the 61st Ordinary General Meeting of Shareholders of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Securities Code 6971

June 3, 2015

To our shareholders

Notice of the 61st Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 61st Ordinary General Meeting of Shareholders (the “Meeting”), as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please examine the attached reference documents for the General Meeting of Shareholders and exercise your voting rights in written form (voting card) or electronically (via Internet or other means), no later than 5:30 p.m. Tuesday, June 23, 2015, Japan time.

1. Date and Time	10:00 a.m. on Wednesday, June 24, 2015, Japan Time

2. Venue	20th Floor Event Hall at the Head Office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting

Matters to Be Reported

(1)

Contents of the business report, consolidated financial statements and the audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 61st fiscal year (April 1, 2014 to March 31, 2015)

(2)	Contents of the non-consolidated financial statements for the 61st fiscal year (April 1, 2014 to March 31, 2015)

Matters to Be Resolved

Proposal 1	Appropriation of Surplus

Proposal 2	Election of Eleven (11) Directors

Proposal 3	Election of One (1) Audit & Supervisory Board Member

4. Matters Relating to Exercise of Voting Rights

(1) Method of Exercising Voting Rights in Written Form (Voting Card)

Please indicate your vote “for” or “against” the proposal on the voting card enclosed herewith and ensure it is returned to us no later than the deadline mentioned above.

(2) Method of Exercising Voting Rights Electronically (via Internet or other means)

Please access the website (http://www.evote.jp/) to exercise voting rights through a personal computer, smartphone or mobile phone. Using the code and password written on the voting card enclosed herewith and follow the instructions on the website. Please enter “for” or “against” the proposal no later than the deadline mentioned above.

[Handling in Event Multiple Exercises Voting Rights]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) and electronically (via Internet or other means), the electronically exercised voting rights shall prevail.

(2)	In the event of multiple electronically exercised of voting rights (via Internet or other means) by a shareholder, the last electronically exercised voting right shall prevail.

Truly yours,

Goro Yamaguchi
President and Representative Director
KYOCERA Corporation

Notes:

1.	If you attend the Meeting, please hand the enclosed voting card to the receptionist.

2.

The accompanying documents for the Notice of the 61st Ordinary General Meeting of Shareholders are included in the attached “Report for the Year Ended March 31, 2015;” however, the “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html), pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company. The “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are a part of the Consolidated Financial Statements and the Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

3.	In the event of any changes to the reference documents for the General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/s_info.html), which can be accessed via Internet.

Reference Documents for the General Meeting of Shareholders

Proposals and References are as follows:

Proposal 1    Appropriation of Surplus

The Company believes that the best way to meet shareholders’ expectations is to improve the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principal guideline that dividend amounts should be within a range based on net income attributable to shareholders of the Company on a consolidated basis, and has set its dividend policy to maintain a consolidated dividend ratio at a level of approximately 30% or more of consolidated net income. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full year performance through the year ended March 31, 2015, the Company proposes a year-end dividend for the year ended March 31, 2015 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 40 yen per share, the total annual dividend will be 100 yen per share. This means an increase of 20 yen per share compared with 80 yen per share (based on the number of shares after the stock split undertaken on October 1, 2013) for the year ended March 31, 2014.

The Company also proposes that funds shall be set aside as General Reserve, taking into account the necessary reserve amounts for creation of new businesses, exploitation of new markets, development of new technologies and acquisition of outside management resources that enable us to achieve stable and sustainable growth of the Company.

The proposed appropriation of surplus is as follows:

1.	Matters Relating to Year-end Dividend

	(1)	Type of Assets Distributed as Dividend:

Cash

	(2)	Matters Relating to the Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof:

60 yen per share of common stock of the Company.
The aggregate amount thereof shall be 22,011,681,360 yen.

	(3)	Effective Date of the Distribution of Surplus as Dividend:

June 25, 2015

2.	Matters Relating to Appropriation of General Reserve

	(1)	Category of Surplus to Increase and Amount thereof:

		General Reserve:	27,000,000,000 yen.

	(2)	Category of Surplus to Decrease and Amount thereof:

		Unappropriated Retained Earnings:	27,000,000,000 yen.

Proposal 2    Election of Eleven (11) Directors

The terms of office of all of twelve (12) Directors will expire at the conclusion of the Meeting. Accordingly, the Company proposes that the number of Outside Directors be increased by one and that eleven (11) Directors be elected, including two (2) Outside Directors.

The candidates for the Directors are as follows:

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s shares held
1	Tetsuo Kuba (Feb. 2, 1954)	Jun. 1982	Joined the Company	19,202
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Managing Executive Officer of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Apr. 2009	President and Representative Director, President and Executive Officer of the Company
		Apr. 2013	Chairman of the Board and Representative Director of the Company [Present]
(Important Concurrent Post outside the Company) Outside Director of KDDI Corporation Chairman of the Board of AVX Corporation
2	Tatsumi Maeda (Jan. 1, 1953)	Mar. 1975	Joined the Company	9,428
		Jun. 2001	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Managing Executive Officer of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Apr. 2009	Vice President and Representative Director, Vice President and Executive Officer of the Company
		Apr. 2013	Vice Chairman of the Board and Representative Director of the Company (In charge of Engineering and Technology) [Present]
(Important Concurrent Post outside the Company) Director of AVX Corporation
3	Goro Yamaguchi (Jan. 21, 1956)	Mar. 1978	Joined the Company	20,180
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Senior Executive Officer of the Company
		Apr. 2009	Managing Executive Officer of the Company General Manager of Corporate Semiconductor Components Group of the Company
		Jun. 2009	Director and Managing Executive Officer of the Company
		Apr. 2013	President and Representative Director, President and Executive Officer of the Company [Present]
(Important Concurrent Post outside the Company) Director of AVX Corporation

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s shares held
4	Ken Ishii (Oct. 6, 1953)	Mar. 1977	Joined the Company	6,325
		Apr. 2009	Executive Officer of the Company General Manager of Corporate Cutting Tool Group of the Company [Present]
		Apr. 2011	Senior Executive Officer of the Company
		Apr. 2012	Managing Executive Officer of the Company
		Jun. 2012	Director and Managing Executive Officer of the Company
		Apr. 2015	Director and Senior Managing Executive Officer of the Company[Present]
5	Hiroshi Fure (Feb. 24, 1960)	Mar. 1984	Joined the Company	2,994
		Apr. 2009	General Manager of Corporate Automotive Components Group of the Company [Present]
		Apr. 2011	Executive Officer of the Company
		Apr. 2013	Managing Executive Officer of the Company
		Jun. 2013	Director and Managing Executive Officer of the Company
		Apr. 2015	Director and Senior Managing Executive Officer of the Company[Present]
6	Yoji Date (Sep. 20, 1956)	Mar. 1979	Joined the Company	6,806
		Oct. 2008	Transferred to Kyocera ELCO Corporation (currently Kyocera Connector Products Corporation) Managing Director of the above company
		Apr. 2009	President and Representative Director of Kyocera ELCO Corporation (currently Kyocera Connector Products Corporation) [Present]
		Apr. 2012	Executive Officer of the Company
		Apr. 2013	Managing Executive Officer of the Company
		Jun. 2013	Director and Managing Executive Officer of the Company
		Apr. 2015	Director and Senior Managing Executive Officer of the Company[Present]
7	Yoshihito Ohta (Jun. 26, 1954)	Mar. 1978	Joined the Company	8,173
		Apr. 1997	General Manager of Corporate Office of the Chief Executives [Present]
		Jun. 2003	Executive Officer of the Company
		Apr. 2007	Senior Executive Officer of the Company
		Apr. 2010	Managing Executive Officer of the Company
		Jun. 2010	Director and Managing Executive Officer of the Company [Present]
		Apr. 2013	General Manager of Corporate General Affairs Group of the Company [Present]

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s shares held
8	Shoichi Aoki (Sep. 19, 1959)	Mar. 1983	Joined the Company	6,950
		Jun. 2005	Executive Officer of the Company
		May 2008	General Manager of Corporate Financial and Accounting Group of the Company
		Apr. 2009	Managing Executive Officer of the Company
		Jun. 2009	Director and Managing Executive Officer of the Company [Present]
		Oct. 2010	General Manager of Corporate Financial and Business Systems Administration Group of the Company
		Apr. 2013	General Manager of Corporate Financial and Accounting Group of the Company [Present]
(Important Concurrent Post outside the Company) Director of AVX Corporation
9	John S. Rigby (May 13, 1955)	Aug. 1981	Joined Kyocera International, Inc.	(1,491ADR)
		Apr. 1990	Transferred to Kyocera Industrial Ceramics Corporation
		Apr. 2001	President and Director of Kyocera Industrial Ceramics Corporation
		Apr. 2002	Director of Kyocera International, Inc.
		Jun. 2005	Executive Officer of the Company
		Apr. 2010	President and Director of Kyocera International, Inc. [Present]
		Jun. 2012	Director of the Company [Present]
10	Tadashi Onodera (Feb. 3, 1948)	Jun. 1989	Director of DDI Corporation (currently KDDI Corporation)	921
		Jun. 1995	Managing Director of DDI Corporation (currently KDDI Corporation)
		Jun. 1997	Vice President and Representative Director of DDI Corporation (currently KDDI Corporation)
		Jun. 2001	President and Representative Director of KDDI Corporation
		Jun. 2005	President and Representative Director and Chairman of the Board of KDDI Corporation
		Dec. 2010	Chairman of the Board and Representative Director of KDDI Corporation [Present]
		Jun. 2013	Director of the Company [Present]
(Important Concurrent Post outside the Company) Director of Okinawa Cellular Telephone Company Outside Director of Daiwa Securities Group Inc.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s shares held
11 *	Hiroto Mizobata (Jul. 31, 1963)	Apr. 1986	Joined KPMG Asahi Shinwa Accounting, Inc. (now known as KPMG AZSA LLC)	1,311
		Mar. 1988	Registration as certified public accountant
		Dec. 1991	Registration as licensed tax accountant
		Mar. 1992	Representative of Mizobata Certified Public Accountant Office [Present]
(Important Concurrent Post outside the Company) Outside Audit & Supervisory Board Member of Yamaki Co., LTD. Outside Audit & Supervisory Board Member of ES-CON JAPAN Ltd.

Notes:

1.	Asterisks (*) above denote new candidates.

2.	Mr. Tetsuo Kuba is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions relating to advertising, etc.

3.	Mr. Goro Yamaguchi is the Chairman of the Board of Dongguan Shilong Kyocera Co., Ltd., with which the Company engages in transactions relating to supply and purchase of electronic devices and cutting tools, etc. Also, he is the Chairman of the Board of Kyocera (China) Sales & Trading Corporation, with which the Company engages in transactions relating to sale of electronic devices and cutting tools, etc.

4.	Mr. Ken Ishii is a Representative Director of Kyocera Precision Tools Korea Co., Ltd., with which the Company engages in transactions relating to sale and purchase of cutting tools, etc.

5.	Mr. Tadashi Onodera is the Chairman of the Board and Representative Director of KDDI Corporation, with which the Company engages in transactions relating to sale of mobile phones, etc. In addition, he will retire from Representative Director and is going to take office as the Chairman of the Board of KDDI Corporation on June 17, 2015.

6.	There is no special interest between the other candidates and the Company.

7.	The number of shares of the Company owned by the candidates for the Directors above is as of March 31, 2015 and it includes their ownership in the Stock Purchase Plan for Kyocera Group Executives.

8.	Mr. John S. Rigby substantively owns 1,491 shares of common stock of the Company by way of American Depositary Receipts (ADRs).

9.	Matters with respect to the candidate for an Outside Director are as follows:

(1)	Messrs. Tadashi Onodera and Hiroto Mizobata are candidates for Outside Director.

(2)	Reason for the nomination of Messrs. Tadashi Onodera and Hiroto Mizobata as candidates for Outside Director:

1)	The Company believes that Mr. Tadashi Onodera will be continuously capable of providing advice on and undertaking supervision, based on his abundant management experience and exceptional insight as a corporate executive as well as his profound understanding in the management rationale of the Company, and his precise advice and supervision of general corporate activities as an Outside Director of the Company after the Outside Director assumption of office.

2)	The Company believes that Mr. Hiroto Mizobata will be capable of providing advice on and undertaking supervision of general corporate activities as an Outside Director of the Company based on his abundant experience and exceptional insight as a certified public accountant and licensed tax accountant despite his inexperience in corporate management.

(3)	The time in office of Mr. Tadashi Onodera as an Outside Director of the Company will be two years at the close of this Meeting.

(4)	The Company enters into an agreement with Mr. Tadashi Onodera, regarding the limitation of his liability for damages due to negligence in the performance of his duties, in accordance with the provisions of the Companies Act and the Articles of Incorporation of the Company. The amount of his liability, as set under such agreement, shall be limited to the smallest amount specified in the applicable laws and regulations. The Company will continue to enter into this agreement upon his election as an Outside Director. And the Company will also enter into a similar agreement with Mr. Hiroto Mizobata upon his election as an Outside Director.

(5)	The Company will designate Mr. Hiroto Mizobata as an independent Director as provided for the rules Tokyo Stock Exchange upon his election as an Outside Director.

Proposal 3    Election of One (1) Audit & Supervisory Board Members

The terms of office of Audit & Supervisory Board Member Mr. Yoshihiro Kano will expire at the conclusion of the Meeting. Accordingly, the Company proposes that one (1) Audit & Supervisory Board Member be elected.

The Audit & Supervisory Board has consented to the proposal.

The candidates for the Audit & Supervisory Board Members are as follows:

Name (Date of birth)	Career Summary, Position, and Important Concurrent Post		Number of the Company’s shares held
Yoshihiro Kano (Apr. 5, 1953)	Aug. 1980	Joined Kyocera International, Inc.	4,772
	Jun. 1991	Transferred to the Company
	Jun. 2005	Executive Officer of the Company
	Apr. 2006	General Manager of Corporate Development Group of the Company
	Apr. 2009	Managing Executive Officer of the Company
	Jun. 2009	Director and Managing Executive Officer of the Company
	Apr. 2010	Deputy General Manager of Corporate Development Group of the Company
	Jun. 2011	Full-time Audit & Supervisory Board Member [Present]

Notes:

1.	There is no special interest between the candidates and the Company.

2.	The number of shares of the Company owned by the candidates for the Audit & Supervisory Board Member above is as of March 31, 2015 and it includes their ownership in the Stock Purchase Plan for Kyocera Group Executives.

- END -

Securities Code 6971

Report for the Year Ended March 31, 2015

(Accompanying Documents for the 61st Ordinary General Meeting of Shareholders)

Please note that this is an English translation of the Japanese original of the Report for the Year Ended March 31, 2015 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with our society, our global community and nature.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of prosperity and harmony.

Management Based on the Bonds of Human Minds

Kyocera started as a small, suburban factory, with no money, credentials or reputation. We had nothing to rely on but a little technology and trustworthy colleagues. Nonetheless, the company experienced rapid growth because everyone exerted their maximum efforts and managers devoted their lives to earning the trust of employees. We wanted to be an excellent company where all employees could believe in each other, abandon selfish motives, and be truly proud to work. This desire became the foundation of Kyocera’s management.

Human minds are said to be easily changeable. Yet, there is nothing stronger than the human mind. Kyocera developed into what it is today because it is based on the bonds of human minds.

Kazuo Inamori

Founder and Chairman Emeritus

Greetings

We are pleased to present to you our Report for the Year Ended March 31, 2015 (hereinafter, “fiscal 2015” refers to the fiscal year ended March 31, 2015, with other fiscal years referred to in a corresponding manner).

In fiscal 2015, the U.S. and Chinese economies were firm while the Japanese economy stagnated due primarily to a decline in personal consumption. With regard to the principal markets for Kyocera, demand for components expanded on the back of brisk production activities in the digital consumer equipment market, particularly for smartphones, and in the automotive related market coupled with steady growth in sales in the Equipment Business following the introduction of new products and measures to increase sales despite a slowdown in growth rate in the solar energy market in Japan. Amid this business environment, Kyocera posted another record high in consolidated net sales in fiscal 2015 following the record high posted in fiscal 2014. Profit from operations and income before income taxes decreased year on year due to the recording of one-time expenses as a result of a review of asset valuation in the Telecommunications Equipment Group and the solar energy business. Nonetheless, net income increased due to a decrease in tax expenses in line with a revision of the tax system in Japan.

Kyocera is planning to pay a year-end dividend of 60 yen per share for fiscal 2015 in light of the aforementioned results and our dividend policy. When aggregated with the interim dividend of 40 yen per share already paid, the total annual dividend for fiscal 2015 will be 100 yen per share, an increase of 20 yen per share compared with fiscal 2014 (based on the number of shares after the stock split undertaken on October 1, 2013).

In fiscal 2016, Kyocera will aim to further boost its financial performance by making the most of opportunities for growth in various markets through the collective capabilities of the Group. In particular, we will strive to strengthen existing businesses and create new businesses in the information and communication market, environment and energy market, automotive related market and medical and healthcare market as well as expand businesses in growing markets and strengthen management foundations with the aim of becoming a high-growth, highly profitable company.

We would very much appreciate your continued support of the Kyocera Group as we forge ahead with our endeavors.

Tetsuo Kuba

Chairman of the Board and Representative Director

Goro Yamaguchi

President and Representative Director

(Accompanying Documents for the 61st Ordinary General Meeting of Shareholders)

Business Report (April 1, 2014 to March 31, 2015)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

The Japanese economy in fiscal 2015 stagnated on the whole due to a decline in personal consumption as a result of an increase in the consumption tax rate, despite an upward trend in exports and public investment. The European economy posted only moderate growth due to stagnation in capital investment, despite increasing personal consumption. The U.S. economy expanded due mainly to steady growth in personal consumption and housing investment while the Chinese economy also continued to post stable growth.

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera Group” or “Kyocera”), demand for smartphones grew in the digital consumer equipment market, and demand expanded in automotive market, mainly in the United States and China. Growth in the solar energy market in Japan slowed, however, due to the end of a government subsidy for introducing solar power generating systems for residential use and the impact of a halt in grid access applications by electric power companies.

During fiscal 2015, Kyocera worked to strengthen production capabilities in Japan and overseas as well as cultivate new markets with the aim of boosting sales in existing businesses. In the Components Business, sales increased mainly in automotive related markets, smartphones, communications infrastructures and various industrial machinery markets. In the Equipment Business, sales increased in overseas markets in particular due to the launch of new products and efforts to secure new customers. As a result, consolidated net sales for fiscal 2015 amounted to ¥1,526,536 million, an increase of ¥79,167 million, or 5.5%, compared with fiscal 2014. This result marked another record high following the record high posted in fiscal 2014.

Profit increased in the Fine Ceramic Parts Group, Semiconductor Parts Group, Electronic Device Group and Information Equipment Group due to higher sales and the effect of cost reductions. Nonetheless, profit from operations decreased by ¥27,154 million, or 22.5%, to ¥93,428 million compared with ¥120,582 million in fiscal 2014, and income before income taxes decreased by ¥24,406 million, or 16.7%, to ¥121,862 million compared with ¥146,268 million in fiscal 2014 due mainly to the recording of loss in line with a review of asset valuation in the Applied Ceramic Products Group and Telecommunications Equipment Group. Net income attributable to shareholders of Kyocera Corporation increased by ¥27,119 million, or 30.6%, to ¥115,875 million compared with ¥88,756 million in fiscal 2014 due primarily to revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan resulting in an increase of approximately ¥36,300 million in net income attributable to shareholders of Kyocera Corporation.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Fine Ceramic Parts Group

Net Sales: Operating Profit:	¥90,694 million, up 13.3% year on year ¥16,134 million, up 36.3% year on year

Sales in this reporting segment increased compared with fiscal 2014 due to growth in sales of components for industrial machinery such as semiconductor processing equipment, sapphire substrates for LEDs and automotive parts, particularly automotive camera modules. Operating profit increased significantly compared with fiscal 2014 due to the effect of higher sales of core products and efforts to comprehensively reduce costs.

Semiconductor Parts Group

Net Sales: Operating Profit:	¥217,879 million, up 16.0% year on year ¥33,971 million, up 6.5% year on year

Sales in this reporting segment increased compared with fiscal 2014 due to an increase in sales of ceramic packages mainly for smartphones, communications infrastructures and LEDs coupled with contribution since the beginning of fiscal 2015 from a consolidated subsidiary that joined the Kyocera Group in October 2013. Operating profit increased compared with fiscal 2014 due to higher sales of ceramic packages and the effect of cost reductions despite an increase in expenses associated with the launch of a new factory for organic substrates and the impact of product price erosion.

Applied Ceramic Products Group

Net Sales: Operating Profit:	¥277,629 million, up 1.8% year on year ¥3,159 million, down 90.6% year on year

Sales in the solar energy business remained roughly unchanged compared with fiscal 2014 due primarily to efforts to expand and enhance the product lineup and proactive sales promotion despite a decline in the price of solar modules and the impact of a halt in grid access applications by electric power companies. In contrast, sales in the cutting tool business increased in line with expanded production in automotive related markets. As a result, sales in this reporting segment increased compared with fiscal 2014. Operating profit decreased compared with fiscal 2014, however, due to the impact of price erosion as well as the recording of loss associated with a review of asset valuation, particularly for inventories in the solar energy business.

Electronic Device Group

Net Sales: Operating Profit:	¥284,145 million, down 0.1% year on year ¥34,372 million, up 62.4% year on year

Sales in this reporting segment remained roughly on par with fiscal 2014 as a result of steady increases in sales mainly of capacitors and connectors for smartphones and printing devices for industrial equipment despite a decline in sales of display related products due to structural reforms implemented in fiscal 2014. Operating profit increased significantly compared with fiscal 2014, however, due primarily to the effect of cost reductions and structural reforms.

Telecommunications Equipment Group

Net Sales: Operating Profit (Loss):	¥204,290 million, up 9.4% year on year ¥(20,212) million, down ¥21,649 million year on year

Sales in this reporting segment increased compared with fiscal 2014 due mainly to sales growth in overseas markets as a result of the active introduction of new models and efforts to secure new customers. Operating profit decreased compared with fiscal 2014 and operating loss was posted, however, due primarily to the recording of impairment loss on goodwill.

Information Equipment Group

Net Sales: Operating Profit:	¥332,596 million, up 8.0% year on year ¥34,569 million, up 22.6% year on year

Sales in this reporting segment increased compared with fiscal 2014 as a result of an increase in sales mainly overseas following activities to expand sales of new products. Operating profit increased significantly compared with fiscal 2014 due to an increase in sales of consumables and other products as well as the effect of cost reductions, which included effective use of a factory in Vietnam.

Others

Net Sales: Operating Profit:	¥172,925 million, down 0.1% year on year ¥6,848 million, up 9.1% year on year

Sales in this reporting segment remained roughly on par with fiscal 2014 despite the impact of a decline in demand in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd., due to an increase in sales at other subsidiaries. Operating profit increased compared with fiscal 2014, however, due to the effect of cost reductions at respective subsidiaries.

Note : The sum total of sales composition ratio shown on pages 4 to 10 shall not be 100% because “Adjustments and Eliminations” accounts for (3.5%) of consolidated net sales in fiscal 2015,    .

(2) Capital Expenditures

Capital expenditures for fiscal 2015 totaled ¥56,670 million, which remained roughly on par compared with fiscal 2014. During fiscal 2015, Kyocera made capital expenditures to enhance production capacity and productivity in the Electronic Device Group and the Semiconductor Parts Group in particular.

Required funds for fiscal 2015 were mainly financed from internal resources.

(3) Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera will strive to increase the sophistication of technologies accumulated over the years, enhance new product development, expand sales by making the best use of sales networks and further reinforce management foundations by exploiting the collective capabilities of the Kyocera Group, which includes bolstering ties between businesses and Group companies. By doing so, Kyocera aims to be a high-growth, highly profitable company. Kyocera will focus on the following challenges:

i) Expand business in key markets

Kyocera views the information and communications market, the environment and energy market, automotive related market and the medical and healthcare market as key markets and will strive to increase profitability by expanding existing businesses and creating new businesses in these markets.

In the information and communications market, Kyocera forecasts further proliferation and more advanced performance in digital consumer equipment, which includes smartphones and tablets, as well as an increase in demand primarily for high capacity and highspeed transmission in each industrial market. In line with these market trends, Kyocera will work to develop and expand sales of small, slim high-value-added products that meet needs as a means to increase sales and profit. In addition, efforts will be made to increase sales by releasing new products and cultivating new markets for telecommunications and information equipment that incorporate unique technologies and differentiate from the competition.

In the environment and energy market, Kyocera will push ahead with broad business development, from energy creating business through solar power generating systems to energy storage business through the supply of electricity storage units and energy saving business that seeks to enhance efficiency of power consumption through an energy management system. Additionally, Kyocera will aim to increase sales through initiatives to cultivate new markets and develop new products, which includes expanding application of LED lighting and developing fuel cell power generating systems.

In the automotive related market, Kyocera will seek to secure new business opportunities through a strategic project system in which market trends are viewed as opportunities for growth, namely the increased use of electrical systems and equipment in automobiles, environmental responsiveness and proliferation of automated driving. Group management resources will be combined on development, production and sales fronts and efforts will be made to increase market share by expanding application of existing products and cultivating customers and to accelerate new product development with the aim of boosting sales.

In the medical and healthcare market, Kyocera will expand the medical materials business, which includes artificial joints, and pursue synergies in materials, components and device technology in an effort to strengthen the development of new healthcare related products and expand this business domain. By doing so, Kyocera seeks to boost sales.

ii) Enhance management foundations

While working to overcome global competition, Kyocera will strive to expand production volume and production items in Vietnam as well as pursue comprehensive production cost reductions in order to strengthen the service system in the Asia region, which holds major production sites of customers. In Japan, Kyocera will work to further increase sophistication of production technology and expand production of high-value-added products. In addition, Kyocera will strive to strengthen existing businesses and create new businesses by making investment in business toward future growth aggressively, which includes the utilization of external management resources through M&As. The aim of these endeavors is to be a high-growth, highly profitable company.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	Decline in demand for our products due to sluggish economic conditions in Japan and worldwide;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or our business activities;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that amendments to laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including plague, terrorist acts, international disputes and conflicts, etc. and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(4) Four-Year Financial Summary

	(Yen in millions except per share amount)
	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015
Net Sales	1,190,870	1,280,054	1,447,369	1,526,536

Income before Income Taxes	114,893	101,363	146,268	121,862

Net Income Attributable to Shareholders of Kyocera Corporation	79,357	66,473	88,756	115,875

Basic Earnings per Share Attributable to Shareholders of Kyocera Corporation (Yen)	216.29	181.18	241.93	315.85

Total Assets	1,994,103	2,282,853	2,636,704	3,021,184

Kyocera Corporation Shareholders’ Equity	1,469,505	1,646,157	1,910,083	2,215,319

Kyocera Corporation Shareholders’ Equity per Share (Yen)	4,005.33	4,486.91	5,206.48	6,038.57

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury stock at the end of each respective fiscal year.

3.	As Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013, earnings per share are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2012 in accordance with the standard related to earnings per share.

4.	Net Sales for fiscal 2012 decreased compared with fiscal 2011 due to a decline in component demand for digital consumer equipment and sluggish growth in sales in the Telecommunications Equipment Group, in addition to the impact of the appreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2011 due to recording of the environmental remediation charge at AVX Corporation, a subsidiary, in addition to the lower sales compared with fiscal 2011.

5.	Net Sales for fiscal 2013 increased compared with fiscal 2012 due to increases in component demand for digital consumer equipment and in demand for solar energy systems in Japan, in addition to the impact of the depreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2012 due to additional recording of the environmental remediation charge at AVX Corporation.

6.	Net sales for fiscal 2014 increased compared with fiscal 2013 due to increases in component demand for digital consumer equipment mainly for smartphones and in demand for solar energy systems in Japan, in addition to an increase in sales overseas in the Information Equipment Group, and this result marked record high. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2013 due to the effect of higher sales and enhancement of productivity as well as recording of the environmental remediation charge at AVX Corporation in fiscal 2013.

7.	Performance for fiscal 2015 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Businesses (as of March 31, 2015)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segment and Content of Business	Principal Product and Business
Fine Ceramic Parts Group: Kyocera widely provides ceramic components for industrial machinery, communication, computing, automotive, and various other industrial sectors.

Components for Semiconductor Processing Equipment and
Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates, Automotive Components

Semiconductor Parts Group:
Kyocera provides both inorganic (ceramic) and organic packages for protecting electronic components and ICs and high-density multilayer printed wiring boards for electronic equipment.

Ceramic Packages Organic Multilayer Substrates Multilayer Printed Wiring Boards
Applied Ceramic Products Group: Kyocera provides solar energy products, cutting tools, medical and dental implants and jewelry and applied ceramic related products such as ceramic knives.	Solar Power Generating Systems, Power Storage Systems Cutting Tools, Micro Drills Medical and Dental Implants Jewelry and Applied Ceramic Related Products

Electronic Device Group:
Kyocera provides various electronic components and devices in a wide range of market such as information and communications equipment, digital home appliances, and industrial machinery.

Capacitors, SAW Devices Crystal Components, Connectors Liquid Crystal Displays Printing Devices
Telecommunications Equipment Group: Kyocera provides high functionality and ultra ruggedized smartphones, mobile phones stick to facilitate ease of use as well as PHS handsets and base stations.	Mobile Phones PHS Handsets, PHS Base Stations M2M Modules

Information Equipment Group:

Kyocera supports improvements of customers’ business circumstances through providing printers and multifunction products based on “ECOSYS” technology with our unique characteristic of long life, ecological and economical, and various applications which meets customers’ needs.

Monochrome and Color Printers and Multifunctional Products Wide Format Systems Document Solutions Application Software Supplies
Others: Kyocera provides information and communication services, materials for semiconductors and chemical materials mainly in this reporting segment.	Information Systems and Telecommunication Services Engineering Business Management Consulting Business Materials for Semiconductors, Chemical Materials Realty Development Business

(6) Significant Subsidiaries (as of March 31, 2015)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera Circuit Solutions, Inc.	¥4,000	100.00	Development, manufacturing and sale of organic multilayer packages and multilayer printed wiring boards

Kyocera Solar Corporation	¥310	100.00	Sale of solar energy products

Kyocera Medical Corporation	¥2,500	100.00	Development, manufacturing and sale of medical materials

Kyocera Connector Products Corporation	¥400	100.00	Development, manufacturing and sale of electronic devices

Kyocera Crystal Device Corporation	¥16,318	100.00	Development, manufacturing and sale of electronic devices

Kyocera Display Corporation	¥4,075	100.00	Development, manufacturing and sale of electronic devices

Kyocera Document Solutions Inc.	¥12,000	100.00	Development and manufacturing of information equipments

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Provision of engineering services and IT services

Kyocera Chemical Corporation	¥10,172	100.00	Development, manufacturing and sale of electrical insulation materials

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacturing of fine ceramic-related products

Dongguan Shilong Kyocera Co., Ltd.	HK$472,202	90.00	Manufacturing of cutting tools and electronic devices

Kyocera (China) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic-related products and cutting tools

Kyocera (Tianjin) Solar Energy Co., Ltd.	US$30,200	90.00	Manufacturing of solar energy products

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00	Manufacturing of telecommunications equipments

Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of fine ceramic-related products, solar energy products and electronic devices

Kyocera International, Inc.	US$34,850	100.00	Holding company and headquarters in North America

AVX Corporation	US$1,763	69.06	Development, manufacturing and sale of electronic devices

Kyocera Communications, Inc.	US$10,000	*100.00	Sale of telecommunications Equipments

Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of fine ceramic-related products and electronic devices

Asterisk (*) shows ownership by a subsidiary of Kyocera Corporation.

(7) Principal Business Sites (as of March 31, 2015)

Japan:

Kyocera Corporation Headquarters : 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Hokkaido Kitami Plant

Fukushima Tanagura Plant

Nagano Okaya Plant

Mie Ise Plant

Shiga Gamo Plant

Shiga Yohkaichi Plant

Shiga Yasu Plant

Kagoshima Sendai Plant

Kagoshima Kokubu Plant

Kagoshima Hayato Plant

Yokohama Office

Osaka Daito Office

R&D Center, Keihanna (Kyoto)

R&D Center, Kagoshima

Kyocera Circuit Solutions, Inc. (Kyoto)

Kyocera Solar Corporation (Kyoto)

Kyocera Medical Corporation (Osaka)

Kyocera Connector Products Corporation (Kanagawa)

Kyocera Crystal Device Corporation (Yamagata)

Kyocera Display Corporation (Shiga)

Kyocera Document Solutions Inc. (Osaka)

Kyocera Document Solutions Japan Inc. (Tokyo)

Kyocera Communication Systems Co., Ltd. (Kyoto)

Kyocera Chemical Corporation (Tokyo)

Kyocera Optec Co., Ltd. (Tokyo)

Kyocera Realty Development Co., Ltd. (Tokyo)

Hotel Kyocera Co., Ltd. (Kagoshima)

Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Shanghai Kyocera Electronics Co., Ltd. (China)

Kyocera (Tianjin) Solar Energy Co., Ltd. (China)

Dongguan Shilong Kyocera Co., Ltd. (China)

Kyocera (China) Sales & Trading Corporation (China)

Kyocera Document Technology (Dongguan) Co., Ltd. (China)

Kyocera Precision Tools Korea Co., Ltd. (Korea)

Kyocera Korea Co., Ltd. (Korea)

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)

Kyocera Asia Pacific Pte. Ltd. (Singapore)

Kyocera Vietnam Co., Ltd. (Vietnam)

Kyocera Document Technology Vietnam Co., Ltd. (Vietnam)

Kyocera International, Inc. (U.S.A.)

Kyocera Industrial Ceramics Corporation (U.S.A.)

Kyocera America, Inc. (U.S.A.)

Kyocera Solar, Inc. (U.S.A.)

Kyocera Precision Tools, Inc. (U.S.A.)

Kyocera Communications, Inc. (U.S.A.)

AVX Corporation (U.S.A.)

Kyocera Document Solutions America, Inc. (U.S.A.)

Kyocera Document Solutions Europe B.V. (Netherlands)

Kyocera Document Solutions Deutschland GmbH (Germany)

TA Triumph-Adler GmbH (Germany)

Kyocera Fineceramics GmbH (Germany)

Kyocera Unimerco A/S (Denmark)

(8) Employees (as of March 31, 2015)

i) Consolidated

Reporting Segment	Number of Employees	Change from the End of Fiscal 2014
Fine Ceramic Parts Group	3,134	Increase of	224
Semiconductor Parts Group	8,656	Decrease of	432
Applied Ceramic Products Group	7,590	Decrease of	373
Electronic Device Group	20,442	Decrease of	1,317
Telecommunications Equipment Group	4,148	Increase of	57
Information Equipment Group	16,142	Increase of	309
Others	6,509	Increase of	2
Headquarters	1,564	Decrease of	74

Total	68,185	Decrease of	1,604

Note:    The number of employees represents the total number of regular employees who work full-time.

ii) Non-consolidated

Number of Employees	14,026
Change from the End of Fiscal 2014	Decrease of 57
Average Age	41.0
Average Years of Service	17.7

Note:    The number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2015)

(1) Total Number of Shares Authorized to Be Issued:	600,000,000

(2) Total Number of Shares Issued:	377,618,580

(Of which, Number of Treasury Shares:	10,757,224)

(3) Number of Shareholders:	54,722

(4) Major Shareholders (Top 10 Largest Shareholders)

Name	Number of Shares Owned (Shares in thousands)	Share Ownership Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	29,681	8.09
State Street Bank and Trust Company	22,526	6.14
Japan Trustee Services Bank, Ltd. (Trust Account)	19,338	5.27
The Bank of Kyoto, Ltd.	14,436	3.94
Kazuo Inamori	11,212	3.06
The Inamori Foundation	9,360	2.55
KI Enterprise Co., Ltd.	7,099	1.94
BNP Paribas Securities (Japan) Limited	7,074	1.93
Stock Purchase Plan for Kyocera Group Employees	5,343	1.46
The Bank of New York Mellon SA/NV 10	5,109	1.39

Note:    Share ownership ratios are calculated after deduction of the treasury shares.

3. Directors and Audit & Supervisory Board Members

(1) List of Directors and Audit & Supervisory Board Members (as of March 31, 2015)

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Tetsuo Kuba
Vice Chairman of the Board and Representative Director	Tatsumi Maeda	In charge of Engineering and Technology
President and Representative Director	Goro Yamaguchi	President and Executive Officer
Senior Managing Director	Katsumi Komaguchi	Senior Managing Executive Officer President and Representative Director of Kyocera Document Solutions Inc.
Senior Managing Director	Yasuyuki Yamamoto	Senior Managing Executive Officer General Manager of Corporate Communication Equipment Group
Director	Ken Ishii	Managing Executive Officer General Manager of Corporate Cutting Tool Group
Director	Yoshihito Ohta	Managing Executive Officer General Manager of Corporate General Affairs Group
Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Accounting Group
Director	Hiroshi Fure	Managing Executive Officer General Manager of Corporate Automotive Components Group
Director	Yoji Date	Managing Executive Officer President and Representative Director of Kyocera Connector Products Corporation
Director	John S. Gilbertson	Chairman of the Board and Chief Executive Officer of AVX Corporation
Director	John S. Rigby	President and Director of Kyocera International, Inc.
Director	Tadashi Onodera	Chairman of the Board and Representative Director of KDDI Corporation
Full-time Audit & Supervisory Board Member	Yoshihiro Kano
Full-time Audit & Supervisory Board Member	Kouji Mae
Audit & Supervisory Board Member	Osamu Nishieda	Attorney-at-law
Audit & Supervisory Board Member	Yoshinori Yasuda	Director of Research Center for Pan-Pacific Civilizations, Ritsumeikan University
Audit & Supervisory Board Member	Nichimu Inada	President and Representative Director of Family Inada Co., Ltd.
Audit & Supervisory Board Member	Yasunari Koyano	Representative Lawyer of Koyano LPC

Notes:

1.	Important Concurrent Posts Undertaken by Directors and Audit & Supervisory Board Members in fiscal 2015.

(1)	Messrs. Tetsuo Kuba, Chairman of the Board and Representative Director, Tatsumi Maeda, Vice Chairman of the Board and Representative Director, Goro Yamaguchi, President and Representative Director, and Shoichi Aoki, Director, serve as Directors of AVX Corporation.

(2)	Mr. Tetsuo Kuba, Chairman of the Board and Representative Director, serves as an Outside Director of KDDI Corporation.

(3)	Mr. Tadashi Onodera, Director, serves as a Director of Okinawa Cellular Telephone Company and an Outside Director of Daiwa Securities Group Inc.

2.	Important Concurrent Posts Undertaken by Outside Audit & Supervisory Board Members and their Relations with Kyocera Corporation

(1)	Kyocera Corporation engages in transactions relating to sale of mobile phones, etc. with KDDI Corporation and Okinawa Cellular Telephone Company where Mr. Tadashi Onodera, Director serves as Chairman of the Board and Representative Director and Director respectively. And there is no special interest between Kyocera Corporation and Daiwa Securities Group Inc. where he serves as an Outside Director.

(2)	Kyocera Corporation engages in transactions relating to sale of ceramic products with Ritsumeikan University where Mr. Yoshinori Yasuda, Audit & Supervisory Board Member, serves as a Director of Research Center for Pan-Pacific Civilization, but there is no transaction with that Research Center.

(3)	There is no special interest between Kyocera Corporation and Family Inada Co., Ltd. where Mr. Nichimu Inada, Audit & Supervisory Board Member, serves as President and Representative Director.

(4)	There is no special interest between Kyocera Corporation and Koyano LPC where Mr. Yasunari Koyano, Audit & Supervisory Board Member, serves as Representative Lawyer.

3.	Mr. Tadashi Onodera is Outside Director and Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members.

4.	Kyocera Corporation has designated Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano as independent Audit & Supervisory Board Members as provided for in the rules of the Tokyo Stock Exchange.

5.	Mr. John S. Gilbertson, Director, has resigned a Director of the Board and Chairman of the Board and Chief Executive officer of AVX corporation, as of March 31, 2015.

6.	“Position” and “Area of Responsibility and Important Concurrent Post” of Director have been changed as of April 1, 2015, as follows.

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Tetsuo Kuba	Chairman of the Board and Director of AVX Corporation Outside Director of KDDI Corporation.
Director	Ken Ishii	Senior Managing Executive Officer General Manager of Corporate Cutting Tool Group
Director	Hiroshi Fure	Senior Managing Executive Officer General Manager of Corporate Automotive Components Group
Director	Yoji Date	Senior Managing Executive Officer President and Representative Director of Kyocera Connector Products Corporation
Director	Katsumi Komaguchi	Vice Chairman of the Board and Representative Director of Kyocera Document Solutions Inc.
Director	Yasuyuki Yamamoto	In charge of Communication Equipment

(2) Director Retired During Fiscal 2015

Director retired during fiscal 2015 are as follows:

Position as of Retirement	Name	Area of Responsibility and Important Concurrent Post as of Retirement	Reason for Retirement	Retirement Date
Director	John S. Gilbertson	Chairman of the Board and Chief Executive Officer of AVX Corporation	Resignation	March 31, 2015

(3) Remuneration to Directors and Audit & Supervisory Board Members for Fiscal 2015

	Number of Persons Qualified to Receive Remuneration	Amount of Remuneration (yen in millions)
Directors (Outside Director of 13 Directors above)	13 (1)	¥ ¥	423 (10)
Audit & Supervisory Board Members	6		¥83
(Outside Audit & Supervisory Board Members of 6 Audit & Supervisory Board Members above)	(3)		¥(25)

Total	19		¥506

Notes:

1.	The amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for those Directors who serve as such.

2.	As of the end of fiscal 2015, there were 13 Directors and 6 Audit & Supervisory Board Members, with 1 of the former being an Outside Director and 3 of the latter being Outside Audit & Supervisory Board Members.

3.

Remuneration to Directors and Audit & Supervisory Board Members was determined by the resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate Amount of Remuneration to Directors]

Basic Remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for those Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the Consolidated Net Income* of Kyocera Corporation for the relevant fiscal year, provided that such amount shall not exceed ¥300 million per year.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net Income Attributable to Shareholders of Kyocera Corporation.”

[Aggregate Amount of Remuneration to Audit & Supervisory Board Members]

Basic Remuneration:	No more than ¥100 million per year.

(4) Outside Director and Audit & Supervisory Board Members

(i) Activities of Outside Director and Audit & Supervisory Board Members During Fiscal 2015

(a)	Mr. Tadashi Onodera, Outside Director, attended 11 of the 13 meetings of the Board of Directors which were held after taking office during fiscal 2015 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(b)	Mr. Yoshinori Yasuda, Outside Audit & Supervisory Board Member, attended 11 of the 13 meetings of the Board of Directors and 8 of the 9 meetings of the Audit & Supervisory Board which were held during fiscal 2015 and expressed his views based on his abundant knowledge and experience as a university professor.

(c)	Mr. Nichimu Inada, Outside Audit & Supervisory Board Member, attended 12 of the 13 meetings of the Board of Directors and all of the 9 meetings of the Audit & Supervisory Board which were held during fiscal 2015 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(d)	Mr. Yasunari Koyano, Outside Audit & Supervisory Board Member, attended 11 of the 13 meetings of the Board of Directors and all of the 9 meetings of the Audit & Supervisory Board which were held after taking office during fiscal 2015 and expressed his views based on his abundant knowledge and experience as an attorney-at-law and corporate executive.

(ii) Summary of Agreements Regarding the Limitation of Liability

Kyocera Corporation has entered into an agreement with an Outside Director and Audit & Supervisory Board Members regarding the limitation of their liability for damages caused by negligence in the performance of their duties, in accordance with paragraph 1 of Article 427 of the Companies Act and Article 28 and 36 of the Articles of Incorporation of the Company. The amount of liability to which they are subject to, as set under such agreements, is limited to the minimum amount of liability provided under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: PricewaterhouseCoopers Kyoto

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and Other Amounts Payable by Kyocera Corporation to the Accounting Auditor for the Services for Fiscal 2015	¥223 million
Total Amount of Cash and Other Financial Benefits Payable by Kyocera Group to the Accounting Auditor for the Services for Fiscal 2015	¥498 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Companies Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥223 million represents the aggregate remuneration for both of these auditing services.

(3)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Audit & Supervisory Board determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Companies Act, the Audit & Supervisory Board is authorized to terminate the office of such Accounting Auditor, based on the Regulations of the Audit & Supervisory Board. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board shall determine the resolution to be proposed to the General Meeting of Shareholders to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors Meeting the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind” its management rationale.

Kyocera always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and Item 6 of Paragraph 4 of Article 362 of the Companies Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Companies Act, which require establishment of a system to ensure that business conduct by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper business conduct by the Company and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines Kyocera’s corporate governance to mean “structures to ensure that Directors conducting business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which Kyocera’s management rationale can be realized.

The Board of Directors shall permeate all Directors and employees working in the Kyocera Group the “Kyocera Philosophy,” which is the basis of Kyocera’s management policy, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through practice of the Kyocera Philosophy (See Note below).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within the Kyocera Group, to ensure that the business conduct by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Audit & Supervisory Board Members and the Audit & Supervisory Board will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board:

(i)	Matters Relating to Employees to Facilitate the Duties of Audit & Supervisory Board Members (including Matters Relating to the Independence of such Employees from the Directors);

Representative Directors shall establish an office of the Audit & Supervisory Board Members upon their request, and shall request certain employees, nominated through prior discussion with the Audit & Supervisory Board Members, to work at such an office to assist in the duties of the Audit & Supervisory Board Members and the Audit & Supervisory Board. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Audit & Supervisory Board Members, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Audit & Supervisory Board Members.

(ii)	System for Reporting to the Audit & Supervisory Board Members by Directors and Employees and Other Systems Relating to Reporting to the Audit & Supervisory Board Members;

In the event that any Director becomes aware of any possible or actual violation of laws and regulations, or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera, he/ she shall immediately report thereon to the Audit & Supervisory Board. In addition, in the event that any Audit & Supervisory Board Member or the Audit & Supervisory Board requests a report from any Director pursuant to the Regulations of the Audit & Supervisory Board, such Director shall comply with such request.

Representative Directors shall request the internal audit department to regularly report the status of the internal audit to the Audit & Supervisory Board Members. In addition, upon request from the Audit & Supervisory Board Members, Representative Directors shall request any specified department(s) to report the status of their business conduct directly to the Audit & Supervisory Board Members. Representative

Directors shall also maintain a “whistleblower system to report to the Audit & Supervisory Board,” established by the Audit & Supervisory Board, under which employees, suppliers and customers of Kyocera may directly notify the Audit & Supervisory Board of any such items.

(iii)	Other Systems to Ensure Effective Audit by the Audit & Supervisory Board Members;

In the event that Representative Directors are requested by any Audit & Supervisory Board Member to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Audit & Supervisory Board Members, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of Kyocera Corporation in general.

(2)  Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake “Kyocera Philosophy Education” from time to time in order to permeate the Directors (including themselves) and Kyocera’s employees the “Kyocera Philosophy”.

II.    Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of Kyocera Corporation defines Kyocera’s internal controls to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors to undertake management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal controls through practice of the “Kyocera Philosophy.”

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall request Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and Maintenance of Information Relating to Business Conduct by Directors;

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the business conduct by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and Systems Relating to Management of Risk of Loss, and Systems to Ensure that Business Conduct by Employees is in Compliance with Applicable Laws and Regulations and the Articles of Incorporation;

Representative Directors shall create a risk management department in order to establish Kyocera’s risk management system. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish an office for “employee counseling” as an internal function of the whistleblower policy within the Kyocera Group that enables employees to report any possible or actual violation of laws and regulations, the Articles of Incorporation, or other internal rules. The office of employee counseling shall take appropriate corrective actions, if necessary, with respect to reports received in accordance with the Whistleblower Protection Act.

(3)	Systems to Ensure Efficient Business Conduct by Directors;

Representative Directors shall clearly delegate certain authority and related responsibility to Executive Officers by establishing an Executive Officer system to achieve efficient and effective business conduct. Representative Directors shall request the Executive Officers to report the status of their business conduct, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is being conducted efficiently.

(4)	System to Ensure Appropriate Business Conduct at the Kyocera Group;

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate business conduct at the Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to the Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to regularly conduct audits to evaluate the appropriateness of business conduct at the Kyocera Group.

The current status of the preparedness of systems relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee”, which was renamed the “Kyocera Group Management Committee” in August 2002, was established in January 2001.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Counseling Office” was established in April 2003 as a function of the whistleblower reporting system.

(vi)	The Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division,” which was reorganized by the merger of “Risk Management Division” and renamed the “Corporate Global Audit Division” later in April 2010, was established in May 2005 to undertake internal audits, and it regularly conducts audits of Kyocera’s businesses, and reports the results of such audits to the Directors and Audit & Supervisory Board Members of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(viii)	The functions of risk management were transferred from the Corporate Global Audit Division to the Corporate General Affairs Group. The “Risk Management Department” was established within the Group in January 2014 in order to restructure the risk management system.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2014	2015
Current assets:
Cash and cash equivalents	¥335,174	¥351,363	¥16,189
Short-term investments in debt and equity securities	115,900	95,237	(20,663)
Other short-term investments	160,331	184,358	24,027
Trade notes receivables	22,054	19,130	(2,924)
Trade accounts receivables	257,850	299,412	41,562
Less allowances for doubtful accounts and sales returns	(5,062)	(5,378)	(316)
Inventories	335,802	354,499	18,697
Deferred income taxes	41,499	42,314	815
Other current assets	103,887	116,612	12,725

Total current assets	1,367,435	1,457,547	90,112

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	738,212	1,051,638	313,426	*1
Other long-term investments	14,847	20,402	5,555

Total investments and advances	753,059	1,072,040	318,981

Property, plant and equipment:
Land	63,268	59,590	(3,678)
Buildings	344,167	350,354	6,187
Machinery and equipment	826,881	846,391	19,510
Construction in progress	11,821	11,015	(806)
Less accumulated depreciation	(975,580)	(1,005,859)	(30,279)

Total property, plant and equipment	270,557	261,491	(9,066)

Goodwill	116,632	102,167	(14,465)
Intangible assets	59,326	56,615	(2,711)
Other assets	69,695	71,324	1,629

Total non-current assets	1,269,269	1,563,637	294,368

Total assets	¥2,636,704	¥3,021,184	¥384,480

Remark:

*1	Long-term investments in debt and equity securities increased due mainly to increases in the market value of equity securities.

Note:	The consolidated balance sheets and the consolidated statements of income for the year ended March 31, 2014, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2014	2015
Current liabilities:
Short-term borrowings	¥4,064	¥4,129	¥65
Current portion of long-term debt	12,360	9,441	(2,919)
Trade notes and accounts payable	122,424	119,654	(2,770)
Other notes and accounts payable	48,224	59,613	11,389
Accrued payroll and bonus	56,068	59,454	3,386
Accrued income taxes	23,353	17,316	(6,037)
Other accrued liabilities	31,347	53,305	21,958
Other current liabilities	29,611	33,339	3,728

Total current liabilities	327,451	356,251	28,800

Non-current liabilities:
Long-term debt	19,466	17,881	(1,585)
Accrued pension and severance liabilities	36,812	34,764	(2,048)
Deferred income taxes	235,954	292,454	56,500
Other non-current liabilities	29,795	16,211	(13,584)

Total non-current liabilities	322,027	361,310	39,283

Total liabilities	649,478	717,561	68,083

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	162,666	162,695	29
Retained earnings	1,415,784	1,502,310	86,526
Accumulated other comprehensive income	250,963	469,673	218,710	*1
Common stock in treasury, at cost	(35,033)	(35,062)	(29)

Total Kyocera Corporation shareholders’ equity	1,910,083	2,215,319	305,236

Noncontrolling interests	77,143	88,304	11,161

Total equity	1,987,226	2,303,623	316,397

Total liabilities and equity	¥2,636,704	¥3,021,184	¥384,480

Remark:

*1	Foreign currency translation adjustments included in accumulated other comprehensive income increased as a result of the effect of the yen’s depreciation, in addition to a change in net unrealized gains on securities that increased due mainly to increases in the market value of equity securities.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2014	2015
Net sales	¥1,447,369	¥1,526,536	¥79,167
Cost of sales	1,068,465	1,137,137	68,672

Gross profit	378,904	389,399	10,495
Selling, general and administrative expenses	258,322	295,971	37,649

Profit from operations	120,582	93,428	(27,154	) *1
Other income (expenses):
Interest and dividend income	18,172	22,783	4,611
Interest expense	(1,945)	(1,718)	227
Foreign currency transaction gains, net	5,108	4,499	(609)
Gains on sales of securities, net	2,875	505	(2,370)
Other, net	1,476	2,365	889

Total other income (expenses)	25,686	28,434	2,748

Income before income taxes	146,268	121,862	(24,406)
Income taxes	51,254	(3,441)	(54,695	) *2

Net income	95,014	125,303	30,289
Net income attributable to noncontrolling interests	(6,258)	(9,428)	(3,170)

Net income attributable to shareholders of Kyocera Corporation	¥88,756	¥115,875	¥27,119

Remarks:

*1	Profit from operations decreased compared with fiscal 2014 due mainly to the recording of an impairment loss for goodwill in selling, general and administrative expenses.

*2	Income taxes decreased compared with fiscal 2014 due mainly to the decrease of deferred tax liabilities in line with a revision of the tax system in Japan.

Consolidated Statement of Equity (April 1, 2014 to March 31, 2015)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance, March 31, 2014 (366,867)	¥115,703	¥162,666	¥1,415,784	¥250,963	¥(35,033)	¥1,910,083	¥77,143	¥1,987,226
Comprehensive income:
Net income			115,875			115,875	9,428	125,303
Change in net unrealized gains on securities				174,058		174,058	126	174,184
Change in net unrealized gains on derivative financial instruments				(112)		(112)	1	(111)
Change in pension adjustments				(7,283)		(7,283)	(405)	(7,688)
Change in foreign currency translation adjustments				52,151		52,151	8,607	60,758

Total comprehensive income						334,689	17,757	352,446

Cash dividends paid to Kyocera Corporation’s shareholders			(29,349)			(29,349)		(29,349)
Cash dividends paid to noncotrolling interests							(3,492)	(3,492)
Purchase of treasury stock (6)					(30)	(30)		(30)
Reissuance of treasury stock (0)		1			1	2		2
Stock option plan of subsidiaries		114				114	43	157
Other		(86)		(104)		(190)	(3,147)	(3,337)

Balance, March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623

Consolidated Cash Flows (For Reference Only)

	(Yen in millions)
	Years Ended March 31,
	2014	2015
Cash flow from operating activities	149,141	130,767
Cash flow from investing activities	(101,141)	(93,608)
Cash flow from financing activities	(32,805)	(39,992)
Effect of exchange rate changes on cash and cash equivalents	14,525	19,022
Net increase in cash and cash equivalents	29,720	16,189
Cash and cash equivalents at the beginning of the Year	305,454	335,174
Cash and cash equivalents at the end of the year	335,174	351,363

Balance Sheets

	(Yen in millions)
	March 31,
	2014	2015
Current assets:
Cash and bank deposits	¥179,181	¥177,734
Trade notes receivable	4,210	3,907
Trade accounts receivable	164,674	177,957
Marketable securities	135,706	109,608
Finished goods and merchandise	23,424	19,839
Work in process	32,638	30,612
Raw materials and supplies	41,729	56,527
Prepaid expenses	231	217
Deferred income taxes	14,160	16,912
Other	87,880	111,148
Allowances for doubtful accounts	(192)	(233)

Total current assets	683,641	704,228

Non-current assets:
Tangible fixed assets:
Buildings	28,099	26,276
Structures	1,527	1,584
Machinery and equipment	27,809	23,335
Vehicles	25	35
Tools, furniture and fixtures	15,422	17,706
Land	35,096	35,087
Leased assets	1,080	935
Construction in progress	1,916	1,459

Total tangible fixed assets	110,974	106,417

Intangible assets:
Software	506	496
Leased assets	9	4
Goodwill	487	242
Other	1,701	1,487

Total intangible assets	2,703	2,229

Investments and other assets:
Investments in securities	744,608	1,044,332
Investments in subsidiaries and affiliates	296,553	303,038
Investments in subsidiaries and affiliates other than equity securities	58,086	58,099
Long-term loans	31,687	21,927
Other	6,854	11,277
Allowances for doubtful accounts	(252)	(231)

Total investments and other assets	1,137,536	1,438,442

Total non-current assets	1,251,213	1,547,088

Total assets	¥1,934,854	¥2,251,316

Note:	The balance sheets and statements of income for the year ended March 31, 2014 are presented solely for reference.

	(Yen in millions)
	March 31,
	2014	2015
Current liabilities:
Trade accounts payable	¥56,029	¥51,653
Short-term borrowing	45,000	48,050
Lease obligations	194	184
Other payables	31,416	34,062
Accrued expenses	11,519	13,505
Income taxes payables	5,020	4,915
Advance received	164	174
Deposits received	2,656	2,660
Accrued bonuses	13,426	13,981
Accrued bonuses for directors	174	224
Product warranty reserves	2,015	1,285
Allowances for sales returns	235	221
Other	511	1,624

Total current liabilities	168,359	172,538

Non-current liabilities:
Lease obligations	965	845
Deferred income taxes	221,589	284,571
Product warranty reserves	2,221	1,605
Other	517	502

Total non-current liabilities	225,292	287,523

Total liabilities	393,651	460,061

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	—	1

Total capital surplus	192,555	192,556
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	822,662	860,994
Reserve for special depreciation	1,602	1,586
General reserve	772,137	791,137
Unappropriated retained earnings	48,923	68,271

Total retained earnings	839,869	878,201
Common stock in treasury, at cost	(35,033)	(35,062)

Total shareholders’ equity	1,113,094	1,151,398
Difference of appreciation and conversion
Net unrealized gains on other securities	428,109	639,857

Total net assets	1,541,203	1,791,255

Total liabilities and net assets	¥1,934,854	¥2,251,316

Statements of Income

	(Yen in millions)
	Years Ended March 31,
	2014	2015
Net sales	¥634,913	¥634,984
Cost of sales	547,079	549,219

Gross profit	87,834	85,765
Selling, general and administrative expenses	60,018	63,795

Profit from operations	27,816	21,970
Non-operating income:
Interest and dividend income	43,816	56,934
Other	7,847	5,001

Total non-operating income	51,663	61,935
Non-operating expenses:
Interest expense	141	127
Other	1,749	1,187

Total non-operating expenses	1,890	1,314

Recurring profit	77,589	82,591
Non-recurring gain:
Gain on sale of tangible fixed assets	128	226
Other	3,790	12

Total non-recurring gain	3,918	238
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	148	593
Other	813	232

Total non-recurring loss	961	825

Income before income taxes	80,546	82,004
Income taxes – current	12,080	14,455
Income taxes – deferred	3,697	(132)

Net income	¥64,769	¥67,681

Statement of Changes in Net Assets (April 1, 2014 to March 31, 2015)

						(Yen in millions)
	Shareholders’ Equity
		Capital Surplus				Retained Earnings
						Other Retained Earnings
	Common Stock	Additional Paid-in Capital	Other Capital Surplus	Total Capital Surplus	Legal Reserves	Reserve for Special Depreciation	General Reserve
Balance, March 31, 2014	¥115,703	¥192,555	¥—	¥192,555	¥17,207	¥1,602	¥772,137
Changes in net assets
Reversal of reserve for special depreciation						(16)
Provision of general reserve							19,000
Dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			1	1
Net change in items other than shareholders’ equity
Total changes in net assets	—	—	1	1	—	(16)	19,000

Balance, March 31, 2015	¥115,703	¥192,555	¥1	¥192,556	¥17,207	¥1,586	¥791,137

	Shareholders’ Equity				Difference of Appreciation and Conversion
	Retained Earnings
	Other Retained Earnings				Net Unrealized Gains on Other Securities	Total Unrealized Gains on Appreciation and Conversion
	Unappropriated Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity			Total Net Assets
Balance, March 31, 2014	¥48,923	¥839,869	¥(35,033)	¥1,113,094	¥428,109	¥428,109	¥1,541,203
Changes in net assets
Reversal of reserve for special depreciation	16	—		—			—
Provision of general reserve	(19,000)	—		—			—
Dividends	(29,349)	(29,349)		(29,349)			(29,349)
Net income	67,681	67,681		67,681			67,681
Purchase of treasury stock			(30)	(30)			(30)
Disposal of treasury stock			1	2			2
Net change in items other than shareholders’ equity					211,748	211,748	211,748
Total changes in net assets	19,348	38,332	(29)	38,304	211,748	211,748	250,052

Balance, March 31, 2015	¥68,271	¥878,201	¥(35,062)	¥1,151,398	¥639,857	¥639,857	¥1,791,255

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 22, 2015

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Yoshitaka Yamada, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements, of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2014 to March 31, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2015 and the consolidated results for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 22, 2015

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Yoshitaka Yamada, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 2-1 of Article 436 of the Companies Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto, of Kyocera Corporation (hereinafter referred to as the “Company”) for its 61st fiscal year from April 1, 2014 to March 31, 2015.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements and supplementary schedules thereof that give a true and fair view in accordance with accounting principles generally accepted in Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of financial statements and supplementary schedules thereto that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules thereof are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and supplementary schedules thereto. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the financial statements and supplementary schedules thereto, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of financial statements and supplementary schedules thereto that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules thereof.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements and supplementary schedules thereto present fairly, in all material respects, the financial position of the Company as of March 31, 2015 and the results for the year then ended in conformity with accounting principles generally accepted in Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Audit & Supervisory Board

Audit Report

(English Translation)

The Audit & Supervisory Board (hereinafter referred to as “the Board”), based on audit reports prepared by each Audit & Supervisory Board Member (hereinafter referred to as “Board Member”) related to the execution of duties of Directors during the 61st fiscal year from April 1, 2014 to March 31, 2015, hereby reports its results of audit after deliberations, as the unanimous opinion of all Board Members, as follows:

1. Audit Methods by Individual Board Members and by the Board

The Board established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Board Member on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Board Members set by the Board, each Board Member communicated with Directors, the Corporate Global Audit Division, etc. of the internal audit department and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Board Members also attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Board Members also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants, major operational establishments and sales offices. In addition, Board Members had regular meetings with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. Board Members also received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and employees of the Company, and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by paragraphs 1 and 3 of Article 100 of the Ordinance for Enforcement of the Companies Act as being necessary for ensuring the appropriateness of the Company’s operations, and the systems (internal control systems) established under such resolution.

With respect to the internal control systems regarding financial reporting, Board Members received reports on the evaluation of such internal control systems and the auditing condition from Directors, etc. and from PricewaterhouseCoopers Kyoto, and, when necessary, requested their explanations regarding those reports.

With respect to subsidiaries, Board Members not only visited and examined subsidiaries based on the auditing plans, but also received reports on auditing condition of subsidiaries from their Board Members, etc. at the regular meetings with them and facilitated communications with Directors of them too, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions. Based on the foregoing methods, Board Members reviewed the business report for the fiscal year and the supplementary schedules.

In addition, Board Members monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Board Members also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (matters set forth in the items of Article 131 of the Ordinance on Accounting of Companies) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Board Members reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements).

2. Results of Audit

(1) Result of the Audit of the Business Report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2) Result of the Audit of Financial Statements and Supplementary Schedules Thereto

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

(3) Result of the Audit of Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

May 27, 2015

Audit & Supervisory Board Kyocera Corporation

Yoshihiro Kano [Seal]

Full-time Audit & Supervisory Board Member

Kouji Mae [Seal]

Full-time Audit & Supervisory Board Member

Osamu Nishieda [Seal]

Audit & Supervisory Board Member

Yoshinori Yasuda [Seal]

Audit & Supervisory Board Member

Nichimu Inada [Seal]

Audit & Supervisory Board Member

Yasunari Koyano [Seal]

Audit & Supervisory Board Member

Note:	Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members as specified in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Companies Act.

Securities Code 6971

Internet Disclosure Items for

Notice of the 61st Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements

Notes to Financial Statements

(April 1, 2014 to March 31, 2015)

Of the Accompanying Documents for the Notice of the 61st Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html) pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company.

The “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are a part of the Consolidated Financial Statements and Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

Please note that this is an English translation of the Japanese original of the Internet Disclosure Items for the Notice of the 61st Ordinary General Meeting of Shareholders of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Notes to Consolidated Financial Statements

1. Basis of Preparation of Consolidated Financial Statements

(1)	Scope of Consolidation

Number of Consolidated Subsidiaries:	214

Major Consolidated Subsidiaries:	Kyocera Document Solutions Inc., AVX Corporation and
Kyocera International, Inc.

A Non-Consolidated Subsidiary:	Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Kyocera when excluded from the scope of consolidation.

(2)	Scope of Application of the Equity Method

Number of Non-Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method: 11

Major Affiliate Accounted for by the Equity Method: Kagoshima Mega Solar Power Corporation

(3)	Changes in Scope of Consolidation

Number of Increase:	10

Number of Decrease:	13

(4)	Changes in Scope of Application of the Equity Method

Number of Increase:	1

Number of Decrease:	2

(5)	Summary of Significant Accounting Policies

(i)	Standards of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Ordinance on Accounting of Companies of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the provisions of the second sentence of the same paragraph.

(ii)	Valuation of Inventories

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(iii)	Valuation of Securities

Kyocera has adopted ASC 320, “Debt and Equity Securities.” Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are recorded using the cost method based on ASC325, “Investments – Other”.

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(iv)	Depreciation Method for Property, Plant and Equipment

Kyocera has adopted ASC 360, “Property, Plant and Equipment.” Depreciation is accounted mainly by the declining balance method on estimated useful lives.

(v)	Goodwill and Other Intangible Assets

Kyocera has adopted ASC 350, “Intangibles–Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(vi)	Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivable, trade accounts receivable and finance receivables for estimated losses resulting from customers’ inability to make timely payments including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly writes off these receivables to expenses in the period incurred.

Allowances for Sales Returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

(vii)	Accrued Pension and Severance Liabilities

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Recently Adopted Accounting Standards

On April 1, 2014, Kyocera adopted Accounting Standards Update (ASU) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

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On April 1, 2014, Kyocera adopted ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether Accounting Standards Codification (ASC) 810-10, “Consolidation – Overall,” or ASC 830-30, “Foreign Currency Matters – Translation of Financial Statements,” applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

On April 1, 2014, Kyocera adopted ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for Doubtful Accounts Related to Assets

Other Current Assets	¥232
Other Long-Term Investments	76
Other Assets	2,028

(2) Accumulated Other Comprehensive Income

Net Unrealized Gains on Securities	¥467,841
Net Unrealized (Losses) on Derivative Financial Instruments	(372)
Pension Adjustments	(28,452)
Foreign Currency Translation Adjustments	30,656

(3) Assets Pledged as Collateral

Property, Plant and Equipment	¥1,489
Other Long-Term Investments	1,708
*1 Property, Plant and Equipment is pledged against “Current Portion of Long-term Debts” and “Long-term Debts” in a total amount of ¥ 476 million.
*2 Other Long-Term Investments is pledged against the loan for business finance of Affiliates Accounted for by the Equity Method in a total amount of ¥ 20,870 million.

(4) Guarantee Obligations

Guarantee for Debts	¥430

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3. Notes to Consolidated Statement of Equity

(1) Total Number of Shares Issued

	(Shares in thousands)
Class of Shares	March 31, 2014	Increase	Decrease	March 31, 2015
Common Stock	377,619	—	—	377,619

(2) Distribution of Surplus

(i) Dividends Paid

Resolution	Class of Shares	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders held on June 26, 2014	Common Stock	¥14,675 million	¥40	March 31, 2014	June 27, 2014

The Board of Directors Meeting held on October 30, 2014	Common Stock	¥14,674 million	¥40	September 30, 2014	December 5, 2014

(ii) Dividends for which the Record Date Falls in the Year ended March 31, 2015 with an Effective Date in the Year Ended March 31, 2016

Resolution	Class of Shares	Source of Dividend	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders to be held on June 24, 2015	Common Stock	Retained Earnings	¥22,012 million	¥60	March 31, 2015	June 25, 2015

4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera mainly enters into foreign currency forward contracts and interest rate swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. As of March 31, 2015, the fair value of the shares of KDDI Corporation of which Kyocera owns was ¥934,781 million.

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(2) Fair Value of Financial Instruments

The fair values of financial instruments as of March 31, 2015 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying Amount	Fair Value	Difference
Assets (a)
Short-term Investments in Debt Securities and Equity Securities	¥95,237	¥95,281	¥44
Long-term Investments in Debt and Equity Securities	1,051,638	1,051,547	(91)
Other Long-term Investments (excluding Investment in and Advances to Affiliates and Unconsolidated Subsidiaries)	16,263	16,263	—

Total	¥1,163,138	¥1,163,091	¥(47)

Liabilities (b)
Long-term Debt (including due within one Year)	¥27,322	¥27,322	—

Total	¥27,322	¥27,322	—

Derivatives (c) (Note)
Derivatives Designated as Hedging Instruments	¥27	¥27	—
Derivatives Not Designated as Hedging Instruments	1,098	1,098	—

Total	¥1,125	¥1,125	—

Note: Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by (    ).

(a)	For investments with active markets, fair value is estimated based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate fair value of non-marketable equity securities because of the lack of market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregate carrying amount of the investments included in the above table as of March 31, 2015 was ¥13,651 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of the fiscal year.

(c)	Fair value is estimated based on quotes from financial institutions at the end of the fiscal year.

Cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, and trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per Share Information

(1) Kyocera Corporation Shareholders’ Equity per Share		¥6,038.57

(2) Earnings per Share Attributable to Shareholders of Kyocera Corporation	Basic	¥315.85
	Diluted	¥315.85

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6. Other Notes

(1)	Impairment loss of goodwill

Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million in the Telecommunications Equipment Group (“Reporting Unit”), which was included in selling, general and administrative expenses in the consolidated statement of income for fiscal 2015. The loss was recorded due to a decline in the fair value of the Reporting Unit determined based on its updated future estimated cash flows, reflecting the slow improvement of profitability in the overseas market, especially in the U.S. market, as well as the operating loss before the impairment loss recorded in fiscal 2015 in the midst of the market condition with low profitability. The fair value of the Reporting Unit was determined using the discounted cash flows method (income approach) and the comparable company valuation multiples technique (market approach).

(2)	Impact from the revision of the corporate tax rate

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.9 of 2015) in Japan on March 31, 2015, revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2015. As a result of such amendments, the effective Japanese statutory corporate tax rate of 36% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 33% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2015, and 32% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2016. Kyocera recognized reversal income taxes in the amount of ¥31,703 million due to revaluation of deferred tax assets and liabilities in line with the revision of the corporate tax rate.

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Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and Methods of Valuation of Assets

Held-to-Maturity Securities:	Amortized cost method (straight-line method)

Investments in Subsidiaries and Affiliates:	Cost determined by the moving average method

Other Securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative Financial Instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished Goods, Merchandise and Work-in-process:	Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined mainly by the last purchase method.

Raw materials and Supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

(2) Depreciation of Non-current Assets:

Tangible Fixed Assets (except for Leased Assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method. The principal estimated useful lives are as follows:

    Buildings and structures:

        2 years – 33 years

    Machinery and equipment, and Tools, furniture and fixtures:

        2 years – 10 years

Intangible Fixed Assets (except for Leased Assets):	Amortization is computed using the straight-line method based on, in the case of some patents, the depreciation period set by Kyocera Corporation, and, in the case of software for its own use, the useful life thereof in Kyocera Corporation (2 years).

Leased Assets	Straight-line method, using lease periods as the estimated useful lives of such assets.

(3) Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowances for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

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Accrued Bonuses for Employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued Bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty Reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for Sales Returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued Pension and Severance Costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred. The exceeding amounts are provided as prepaid pension and severance expenses since plan assets exceeded projected benefit obligations as of the balance sheet date.

(4) Other Significant Policies

Consumption Taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

2. Notes to Balance Sheets:

(1) Assets Pledged as Collateral and Secured Liabilities

1. Assets Pledged as Collateral

Investments in subsidiaries and affiliates: ¥2,125 million

2. Secured Liabilities

Loan from financial institutions to Kagoshima Mega Solar Power Corporation: ¥20,870 million

*	All investor of Kagoshima Mega Solar Power Corporation pledge their investments as collateral for this loan.

(2) Accumulated Depreciation of Tangible Fixed Assets: ¥451,809 million

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(3) Guarantee Obligations

Principal Debtor	Amount Guaranteed	Subject of Guarantee
Kyoto Broadcasting System Company Limited	¥20 million	Loan from financial institutions

Total	¥20 million

Keep-well Letters and Guidance for Management:
Keep–well Letter Requested Party	Amount Covered	Subject of Keep-well Letter
Kyocera Realty Development Co., Ltd.	¥391 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	400 million	Guidance for repayment of loans from financial institutions

Total	¥791 million

(4) Receivables from Affiliates and Payables to Affiliates (except Amounts Separately Presented)

Current Receivables:	¥161,287 million
Long-term Receivables:	21,927 million
Current Payables:	66,182 million
Long-term Payables:	25 million

3. Notes to Statements of Income:

Transactions with Affiliates:

Operational Transactions:
Net Sales	¥341,252 million
Purchases	102,647 million
Selling, General and Administrative Expenses	4,006 million

Non Operational Transactions:	38,426 million

4. Notes to Statement of Changes in Net Assets

Number and Class of Treasury Shares as of March 31, 2015

Common Stock	10,757 thousand shares

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5. Notes to Accounting for Effects of Income Taxes

(1) The main components of the deferred tax assets and deferred tax liabilities are as follows:

(Yen in millions)
(i) Current:

Deferred Tax Assets:
Accrued Bonuses	¥4,614
Write-down of Inventories	5,693
Other Payables and Accrued Expenses	3,312
Temporary and Prepaid Payment	1,452
Warranty Reserves	424
Others	1,636

Total Deferred Tax Assets	17,131
Deferred Tax Liabilities:
Reserve for Special Depreciation	(215)
Tax–qualified Negative Goodwill	(4)

Total Deferred Tax Liabilities	(219)

Deferred Tax Assets, Net	¥16,912

(ii) Non-current:

Deferred Tax Assets:
Depreciation and Amortization	¥16,642
Losses on Impairment of Investment in Securities	5,239
Adjustment to Book Value of Investments in Subsidiaries	5,002
Warranty Reserves	514
Others	2,116

Sub-total of Deferred Tax Assets	29,513
Valuation Allowances	(10,259)

Total Deferred Tax Assets	19,254

Deferred Tax Liabilities:
Net Unrealized Gain on Other Securities	(301,109)
Prepaid Pension and Severance Expenses	(2,128)
Reserve for Special Depreciation	(541)
Others	(47)

Total Deferred Tax Liabilities	(303,825)

Deferred Tax Liabilities, Net	¥(284,571)

(2)	Changes to the amount of deferred tax assets and liabilities in accordance with the revision of the corporate tax rate

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.9 of 2015) in Japan on March 31, 2015, revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2015. As a result of such amendments, the effective Japanese statutory corporate tax rate of 36% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 33% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2015, and 32% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2016. As a result of such amendments, the net amount of deferred tax liabilities of Kyocera Corporation as of March 31, 2015 has decreased by ¥34,120 million. And the deferred portion of income tax expenses has increased by ¥3,519 million and the net unrealized gains on other securities has increased by ¥37,639 million.

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6. Notes to Fixed Assets Used Under Finance Leases

Some fixed assets used under finance leases, consisting principally of manufacturing equipment and computers, are off balance sheet.

7. Notes to per Share Information

(1) Net Assets per Share:	¥4,882.65
(2) Earnings per Share:	¥184.49

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